AIMCO PROPERTIES, L.P.
4582 South Ulster Street Parkway, Suite 1100
Denver, CO 80230
November 22, 2006
Correspondence Filing Via Edgar and Overnight Delivery
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, D.C. 20549

Attn:	Linda van Doorn Thomas Flinn

Re:	AIMCO Properties, L.P.
File No. 000-24497
Form 10-K for the year ended December 31, 2005

Ladies & Gentlemen:
     This letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) conveyed to the undersigned on behalf of AIMCO Properties, L.P., a Delaware limited partnership (the “Partnership”), in a November 16, 2006, phone call. Prior correspondence from the Partnership on this matter was: a letter dated November 6, 2006 (which was sent in response to the Staff’s comments in October 11, 2006, phone call; a letter dated September 7, 2006 (which was sent in response to the Staff’s comments in an August 30, 2006, phone call); a letter dated August 17, 2006 (which was sent in response to a Staff comment letter dated August 3, 2006); and a letter dated July 28, 2006 (which was sent in response to the Staff’s original comment letter dated July 14, 2006).
* * * * *
     With respect to the Partnership’s High Performance Units (“HPUs”), the Staff requested information regarding the Partnership’s calculations of earnings per share under the two-class method supporting the Partnership’s conclusion that application of the two-class method results in identical amounts of earnings per unit for HPUs that are not contingent on the achievement of benchmarks during the valuation period. Please see Appendix A for the calculation detail.
* * * * *
     If you have further questions regarding the information provided, please contact Miles Cortez, Executive Vice President, General Counsel and Secretary of AIMCO-GP, Inc., the general partner of the Partnership, at (303) 691-4301 (phone) or (303) 300-3297 (facsimile), or me at (303) 691-4307 (phone) or (303) 300-3284 (facsimile). In addition, in the event of

United States Securities and Exchange Commission
November 22, 2006

additional correspondence on this matter or correspondence on any future matter from the Staff, please include Mr. Cortez as an addressee.
Sincerely,
/s/ Thomas M. Herzog
Thomas M. Herzog

Executive Vice President and Chief Financial Officer
of AIMCO-GP, Inc., the general partner of AIMCO
Properties, L.P.

Cc:	Miles Cortez Robert Y. Walker, IV

United States Securities and Exchange Commission
November 22, 2006

Appendix A
AIMCO Properties, L.P.
Illustration of the Two-Class Method to Determine Basic Earnings Per Share Amounts
Year Ended December 31, 2005
(in thousands, except per unit amounts)

Facts:
Net loss, after preferred unit distribution requirements, was $18,202.
Weighted average number of Partnership Common Units (“common OP Units”) outstanding during the year was 102,132.
Weighted average number of Class I High Performance Units (“Class I HPUs”) outstanding during the year was 2,379.
Common OP Units and Class I HPUs have identical rights to receive distributions and upon liquidation of the Partnership.
Distributions of $3.00 per unit were declared to holders of common OP Units and Class I HPUs.
Basic EPS for the year ended December 31, 2005 is computed as follows:

Net loss after preferred distribution requirements	$(18,202)
Distributions declared:
Common OP Units (102,132 units * $3.00)	306,396
Class I HPUs (2,379 units * $3.00)	7,137

Total	313,533

Undistributed earnings (loss)	$(331,735)

Allocation of undistributed earnings (loss) — based on ratio of units in each class to total units for all classes:

To common OP Unitholders:
102,132 / (102,132+2,379) * $(331,735) =	$(324,184)
$(324,184) / 102,132 units =	$(3.17	) per unit

To Class I HPU holders:
2,379 / (102,132+2,379) * $(331,735) =	$(7,551)
$(7,551) / 2,379 units =	$(3.17	) per unit
Basic per-share amounts:

	Common OP	Class I
	Units	HPUs
Distributed earnings	$3.00	$3.00
Undistributed earnings (loss)	(3.17)	(3.17)

Total	$(0.17)	$(0.17)